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                              November 21, 2023

       Jonathan Solomon
       Chief Executive Officer
       BiomX Inc.
       22 Einstein St., Floor 4
       Ness Ziona, Israel 7414003

                                                        Re: BiomX Inc.
                                                            Schedule TO-I Filed
November 9, 2023
                                                            File No. 005-90744

       Dear Jonathan Solomon:

                                                        We have reviewed your
filing and have the following comments.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used here have the same meaning as in your tender offer materials.

       Schedule TO-I Filed November 9, 2023

       General

   1. We note that in the chart setting forth applicable exchange ratios for outstanding eligible options, the ratios of
option shares outstanding to new stock options do not seem to match the stated exchange
ratios. Please provide an explanation of these discrepancies or update the disclosure
accordingly.
   2. In your response letter, explain why you do not believe pro forma financial information is material in the context
of this exchange offer, or revise to provide such information in the amended disclosure
document. See Item 1010(b) of Regulation M-A and Item 10 of
                                                        Schedule TO.
       Procedures for electing to exchange options, page 16

   3.                                                   On page 16, you state:
  Due to certain requirements under U.S. securities laws, an exception to this rule
is that if we have not accepted your properly tendered options by
                                                        11:59 p.m., Israel
Time, on December 11, 2023 (which is the 20th U.S. business day
 Jonathan Solomon
FirstName
BiomX Inc.LastNameJonathan Solomon
Comapany 21,
November  NameBiomX
              2023     Inc.
November
Page 2    21, 2023 Page 2
FirstName LastName
         following the commencement of the Offer), you may withdraw your options at any time
         thereafter but prior to our acceptance.    While you may provide more
generous
         withdrawal rights in this Offer, Rule 13e-4(f)(2) mandates that tendered shares not yet accepted for payment by the 40th business day after commencement of an issuer tender offer may be withdrawn by the tendering holder. Please revise or advise.
Conditions of the Offer, page 19

4. We note the following disclosure on page 20: "The conditions to this Offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them before the expiration date (emphasis added)." Please revise the highlighted language to avoid the implication that actions or inaction by the Company can "trigger" an
         Offer conditions. All conditions must be objective and outside the control of the Company to avoid creating an illusory offer. See Question 101.02 of the Division of Corporation
         Finance's "Tender Offer Rules and Schedules" Compliance and Disclosure Interpretations.
5.       You have included a condition that will be triggered by    any general
suspension of trading
         in, or limitation on prices for, our securities on any national securities exchange or in an
         over the-counter market in the United States.    Please revise to
explain what would be
         considered a limitation on prices for securities on any national securities exchange or in the over-the-counter market, or delete this language.
6.       Please see the last paragraph under this section. If a Condition is
triggered    while the
         Offer is pending, in our view, the Company must promptly inform option holders whether it will assert the condition and terminate the Offer, or waive it and continue. Reserving the
         right to waive a condition    at any time and from time to time    is
inconsistent with your
         obligation in this regard. Please revise your disclosure, consistent with the views expressed here.
Israeli Tax Section, page 27

7. Disclose when you expect to obtain the requested tax ruling and state how you will inform option holders.
Miscellaneous, page 29

8. While the Company need not disseminate offer materials in jurisdictions where it may not legally do so, it must accept tenders from all eligible option holders who tender into the offer. See Rule 13e-4(f)(8)(i). Please revise the language here accordingly.
Financial Statements, page 29

9. We note that the Company filed the most recent 10-Q on November 14, 2023, after it filed this TO-I. Please disclose the book value per share of common stock as of the date of the most recent balance sheet presented. See Item 1010(a)(4) of Regulation M-A and Item 10 of Schedule TO.
 Jonathan Solomon
BiomX Inc.
November 21, 2023
Page 3

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at 202-551-3263, Laura McKenzie at 202-
551-4568, or Eddie Kim at 202-679-6943.



FirstName LastNameJonathan Solomon                          Sincerely,
Comapany NameBiomX Inc.
                                                            Division of
Corporation Finance
November 21, 2023 Page 3                                    Office of Mergers &
Acquisitions
FirstName LastName